[Letterhead of Opteum Inc.]

VIA EDGAR ELECTRONIC TRANSMISSION
AND BY FAX TO 202-772-9209

September 19, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Daniel L. Gordon, Branch Chief

Re:	Opteum Inc.
Form 10-K/A for the year ended December 31, 2005
Filed 3/10/06
File No. 1-32171

Dear Mr. Gordon:

Set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in respect of our Form 10-K/A for the year ended December 31, 2005, as set forth in the Staff’s comment letter dated September 7, 2006 (the “Comment Letter”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. For convenience of reference, we first set forth the Staffs comment in full, followed by our response.

Report of Independent Registered Public Accounting Firm, page 70

1.	We note that you have referred to another auditor within your report. Please revise to include the audit report of the other auditors that you have relied upon.

In response to the Staff’s comment, we will amend our Form 10-K/A to include the audit report of Deloitte & Touche LLP.

Consolidated Statements of Operations, page 72

2.
We note that you have recorded the gains on sales of loans and mortgage-backed securities as revenue on your consolidated statements of income. It does not appear that these gains meet the definition of revenue pursuant to paragraph 78 of CON 6. Please revise to present investment income below operating expenses in future filings. Refer to Rule 5-03 of Regulation S-X.

In response to the Staff’s comment, we have reviewed paragraph 78 of Statement of Financial Accounting Concepts No. 6 (“CON 6”). Based on such review, we believe that gains on sales of loans and mortgage-backed securities meet the definition of revenue pursuant to paragraph 78 of CON 6.

We refer the Staff to paragraphs 78-89 of CON 6. Paragraph 78 of CON 6 describes “revenues” as follows:

“Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” (emphasis added)

In contrast, paragraph 79 of CON 6 describes “gains” as follows:

“Gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.” (emphasis added)

Thus, whether a transaction resulting in an increase in an entity’s net assets is properly classified as “revenue,” on the one hand, or “gain,” on the other hand, is based upon the subjective determination as to whether the transaction giving rise to such increase is an activity constituting part of the entity’s ongoing major or central operations or, in the alternative, is peripheral or incidental in nature.

Recognizing the subjective and imprecise nature of this determination, paragraph 88 of CON 6 reads, in relevant part, as follows:

“The definitions and discussion of revenues, expenses, gains, and losses in this Statement give broad guidance but do not distinguish precisely between revenues and gains or between expenses and losses. Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another, and items that are expenses for one kind of entity may be losses for another.”

Finally, paragraph 89 of CON 6 describes the primary purpose of distinguishing gains and losses from revenues and expenses as follows and recognizes that these distinctions are principally matters of display:

“Since a primary purpose of distinguishing gains and losses from revenues and expenses is to make displays of information about an enterprise’s sources of comprehensive income as useful as possible, fine distinctions between revenues and gains and between expenses and losses are principally matters of display or reporting….”

Because of the nature of our business, as discussed below, we believe that gains on sales of loans and mortgage-backed securities are inflows from activities that constitute our ongoing major or central operations, as opposed to being peripheral or incidental in nature, and, therefore, are properly presented as revenues in our consolidated statements of operations.

Opteum Inc. and its consolidated subsidiaries are engaged in two primary business activities. First, we own and manage a portfolio of mortgage-backed securities that are held as available-for-sale in accordance with Statement of Financial Accounting Standard No. 115 (as opposed to held for trading or held to maturity). We seek to earn a net interest spread on our portfolio of mortgage-backed securities by investing in mortgage-backed securities that we believe will pay interest in excess of the interest paid by us on our liabilities. In managing our investment portfolio, we from time to time sell certain mortgage-backed securities in light of changing market conditions in an effort to maximize our portfolio’s net interest spread or to minimize erosion of our portfolio’s net interest spread. Upon the sale of mortgage-backed securities for a profit, we recognize income. However, because these transactions are a natural consequence of the value-added management of our investment portfolio, and because management of our investment portfolio comprises part of our ongoing major or central operations, we believe that the treatment of such income as “revenue” in our consolidated statements of operations is consistent with CON 6 and results is a fairer presentation of our results of operations.

Second, Opteum Inc.’s wholly-owned subsidiary, Opteum Financial Services, LLC (“OFS”), is engaged in the business of originating and purchasing, and then promptly selling, residential mortgage loans. Accordingly, the sale of residential mortgage loans is clearly part of our ongoing major or central operations, as opposed to being peripheral or incidental in nature. Thus, we present the income derived from such sales as “revenue.” Lastly, it should be noted that because OFS’ results of operations are material to our consolidated results of operations, we separately identify the revenue derived from sales of mortgage loans in our consolidated statements of operations.

In summary, we have thoughtfully reconsidered the presentation of our revenues in light of CON 6 and, in the interest of presenting our consolidated results of operations and sources of comprehensive income in as useful a fashion as possible for the readers of our financial statements, we intend to continue to report gains on sales of mortgage loans and mortgage-backed securities as revenue.

Notes to Consolidated Financial Statements

Note 3. Mortgage Loans Held for Sale, Net, page 85

3.	Please disclose the information required by Schedule IV: Mortgage Loans on Real Estate in future filings. Refer to Rule 5-04 of Regulation S-X.

We note that Rule 5-04 of Regulation S-X requires that Schedule IV: Mortgage Loans on Real Estate be filed “by persons specified under Schedule XI…” We understand, however, that it is the Staff’s position that the reference to Schedule XI is intended to reference Schedule III. Schedule III is required to be filed “for real estate (and the related accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interests in real estate, or interests in other persons a substantial portion of whose business is that of acquiring and holding real estate or interests in real estate for investment.” (emphasis added)

As noted above in our response to Comment 2, Opteum Inc. and its consolidated subsidiaries are engaged in two primary business activities. First, we own and manage a portfolio of mortgage-backed securities. Our mortgage-backed securities consist of either pass-through certificates or collateralized mortgage obligations (collateralized mortgage obligations represent the right to receive certain cash flows generated by a pool of collateralized mortgage loans that are held in an unaffiliated trust). Since such securities do not entail a direct exposure to the borrower connected with the mortgage loans, but rather exposure to Fannie Mae, Freddie Mac or GNMA (who guarantee the payment of principal and interest associated with these mortgage loans), we do not believe that these mortgage-backed securities represent interests in real estate within the meaning of Schedule III. Second, our wholly-owned subsidiary, OFS, is engaged in the business of originating and purchasing, and then promptly selling, residential mortgage loans. OFS does not hold these loans for investment. Accordingly, we believe that neither Opteum Inc. nor OFS is engaged in the business of acquiring and holding for investment real estate or interests in real estate.

Further, we note that the holding period of loans originated or purchased by OFS is typically one to three months. In contrast, other originators of residential and other mortgage loans may opt to hold such loans as investments for extended periods of time. In such instances, Schedule IV may be appropriate to enhance the disclosure to the readers of such entities’ financial statements.

However, since OFS seeks to promptly sell its residential mortgage loans as opposed to holding these loans as investments, we believe that presenting the information called for by Schedule IV may result in confusion in the minds of our investors by implying that we intend to hold such loans for investment. Accordingly, in the interest of presenting our financial statements in as clear a manner as possible, we do not believe that the inclusion of Schedule IV: Mortgage Loans on Real Estate in our filings with the Commission would improve our disclosure.

In closing, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please feel free to call me at (772) 231-1400.

Very truly yours,

/s/ Robert E. Cauley

Robert E. Cauley

cc:    Kristi Beshears
Jeffrey J. Zimmer
J. Christopher Clifton
Robert E. King, Jr.